UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 3)*

International Shipholding Corporation
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

460321 20 1
(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 460321 20 1

1.	Name of Reporting Person
I.R.S. Identification No. of Above Person (entities only)
Niels Mercer Johnsen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization	United States of America

Number of	5.	Sole Voting Power	333,763
Shares Bene- ficially	6.	Shared Voting Power	417,611
Owned by Each Reporting	7.	Sole Dispositive Power	333,763
Person With	8.	Shared Dispositive Power	417,611

9.	Aggregate Amount Beneficially Owned by Each Reporting Person			751,374

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)			11.96%

12.	Type of Reporting Person (See Instructions)			IN

Item 1.

(a)	Name of Issuer:	International Shipholding Corporation

(b)	Address of Issuer's Principal Executive Offices:	650 Poydras Street, Suite 1700 New Orleans, Louisiana 70130

Item 2.

(a)	Name of Person Filing:	Niels Mercer Johnsen

(b)	Address of Principal Business Office:	One Whitehall Street New York, New York 10004

(c)	Citizenship:	United States

(d)	Title of Class of Securities: Common Stock, $1.00 par value

(e)	CUSIP Number:	460321 20 1

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

(a)	Amount Beneficially Owned: 751,374 .

(b)	Percent of Class: 11.96% .

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote 333,763 .

	(ii)	shared power to vote or to direct the vote 417,611 .

	(iii)	sole power to dispose or to direct the disposition of 333,763 .

	(iv)	shared power to dispose or to direct the disposition of 417,611 .

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Of the securities reported in response to Item 4, a trust, of which the reporting person is a co-trustee for the benefit of his daughter, has the right to receive dividends from, and the proceeds from the sale of, 2,968 shares, which is less than five percent of the class of subject securities and which the reporting person disclaims beneficial ownership of; a foundation, of which the reporting person is a director, has the right to receive dividends from, and the proceeds from the sale of, 15,750 shares, which is less than five percent of the class of subject securities and which the reporting person disclaims beneficial ownership of; a corporation, of which the reporting person is a director and a vice president, has the right to receive dividends from, and the proceeds from the sale of, 224,622 shares, which is less than five percent of the class of subject securities; and a trust, of which the reporting person is a co-trustee for the benefit of his father, has the right to receive dividends from, and the proceeds from the sale of, 174,271 shares, which is less than five percent of the class of the subject securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of February 12, 2003.

February 12, 2003
Date

/s/ Niels Mercer Johnsen
Signature

Niels Mercer Johnsen / Executive Vice Preseident
Name/Title

Attention

            Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).